

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2022

Brian Varnum, Ph.D.
Chief Executive Officer
Armata Pharmaceuticals, Inc.
4503 Glencoe Avenue
Marina del Rey, California 90292

   Re: Armata Pharmaceuticals, Inc.
    Registration Statement on Form S-3
    Filed May 16, 2022
    File No. 333-264961

Dear Dr. Varnum:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Faith Charles, Esq.